SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For June 27, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes [ ]           No [X]

                         BONSO ELECTRONICS POSTS RESULTS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2003

     HONG KONG, June 27/PRNewswire-FirstCall/ -- Bonso Electronics International, Inc. (Nasdaq: BNSO) / - Bonso Electronics International Inc posted a loss for the fourth quarter and fiscal year ended March 31, 2003. Net sales for the year were $46.3 million, a 13% decline over the $53.3 million posted in fiscal 2002. The net loss for the year was $1.6 million ($0.29 per share) a 189 % decrease over the $1.8 million profit ($0.32 per share) posted in the prior year.

     Anthony So, Chairman and CEO stated "We are disappointed with our 2003 financial results, and we have taken steps to restore the company to acceptable financial performance in the very near future. These steps include the implementation of cost control measures, and targeted marketing efforts to new and existing manufacturing customers." Mr. So further stated that the primary reasons for the loss was the poor financial performance of our German subsidiary Korona GmbH as a result of the poor economy in Europe and reduced sales.

     Mr. So further said that we are already seeing signs of recovery in our businesses as a results of our improved manufacturing efficiencies and overall business processes. We have confidence to achieve an improved result for the coming fiscal year so as to provide our loyal shareholders with recognition for their support.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release, which are not historical facts, are forward- Looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the United States Securities and Exchange Commission.

     USA Contact:
     George O'Leary
     Tel: 949-760-9611
     Fax: 949-760-9607

     Hong Kong Contact:
     Cathy Pang
     Tel: 852-2605-5822
     Fax: 852-2691-1724

                                FINANCIAL SUMMARY
                                -----------------


                                                   Unaudited          Audited
                                                   Year ended       Year ended
                                                 March 31, 2003   March 31, 2002
                                                 --------------   --------------

Revenues($M)                                          46.330          53.303

Gross Profit($M)                                      10.802          13.111

(Loss)/Income from Operation($M)                      (0.778)          2.714

Net (Loss)/Income($M)                                 (1.644)          1.806

Earnings per Share($)                                 (0.29)           0.32

Weighted Average
 Shares Outstanding(M)                                 5.599           5.587

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: June 27, 2003                      By: /s/ Henry F. Schlueter
      -------------                      ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary